Exhibit (n)(3)

Form of
Multiple Class of Shares Plan

for

Fidelity Institutional Money Market Funds

Dated March __, 2009

This Amended and Restated Multiple Class of Shares Plan (the "Plan"), when effective in accordance with its provisions, shall be the written plan contemplated by Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") for the portfolios (each a "Fund") of Fidelity Colchester Street Trust (the "Trust") as listed on Schedule I to this Plan.

1. Classes Offered. Each Fund may offer seven classes of its shares: Classes I, II, III, IV, Institutional Class, Class F and Select Class.

2. Class Eligibility. Each class is subject to its eligibility requirements set forth below.

A. Class I

i. Class I shares generally require a minimum initial purchase of $1,000,000 and ongoing balance of $1,000,000.

ii. There is no minimum balance or initial or subsequent purchase minimum for investments by a mutual fund, account or qualified tuition program for which Fidelity Management & Research Company (FMR) or an affiliate serves as investment manager.

B. Class II

i. Class II shares generally require a minimum initial purchase of $1,000,000 and ongoing balance of $1,000,000.

C. Class III

i. Class III shares generally require a minimum initial purchase of $1,000,000 and ongoing balance of $1,000,000.

D. Class IV

i. Class IV shares generally require a minimum initial purchase of $1,000,000 and ongoing balance of $1,000,000.

E. Institutional Class

i. Institutional Class shares generally require a minimum initial purchase of $10,000,000 and ongoing balance of $10,000,000.

ii. There is no minimum balance or initial or subsequent purchase minimum for investments by a mutual fund, account or qualified tuition program for which FMR or an affiliate serves as investment manager.

F. Class F

i. There is no minimum balance or initial or subsequent purchase minimum for investments by a mutual fund for which FMR or an affiliate serves as investment manager.

G. Select Class

i. Select Class shares generally require a minimum initial purchase of $1,000,000 and ongoing balance of $1,000,000.

3. Distribution and Shareholder Service Fees. Distribution fees and/or shareholder service fees shall be calculated and paid in accordance with the terms of the then-effective plan pursuant to Rule 12b-1 under the 1940 Act for the applicable class. Distribution and shareholder service fees currently authorized are as set forth in Schedule I to this Plan.

4. Conversion Privileges. All conversions pursuant to this paragraph 4 shall be made on the basis of the relative net asset value of the two Classes, without the imposition of any sales load, fee, or other charge.

A. Voluntary Conversion into Institutional Class. Shares of Class I may be converted into Institutional Class shares, provided that following the conversion the shareholder meets applicable eligibility requirements for Institutional Class. Shareholders eligible for Institutional Class may opt to remain in Class I shares.

B. Involuntary Conversion into Class I. Investors that no longer meet the eligibility requirements for Institutional Class shares may have their shares converted into Class I. Any such conversions will be preceded by written notice to the investor.

5. Exchange Privileges. Shares of any class may be exchanged for shares of (i) the same class of any Portfolio of Fidelity Colchester Street Trust, and (ii) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds.

6. Allocations. Income, gain, loss and expenses shall be allocated under this Plan as follows:

A. Class expenses: The following expenses shall be allocated exclusively to the applicable specific class of shares: (i) distribution and shareholder service fees; and (ii) transfer agent fees.

B. Fund Income, Gain, Loss and Expenses: Income, gain, loss and expenses not allocated to specific classes as specified above shall be charged to the Fund and allocated daily to each class in a manner consistent with Rule 18f-3(c)(1)(iii). As necessary to limit class net asset value per share divergences, dilution caused by share purchases and redemptions shall be allocated across all classes based on relative net assets of each class.

7. Voting Rights. Each class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

8. Effective Date of Plan. This Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be adopted, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

9. Amendment of Plan. Any material amendment to this Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

10. Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

11. Limitation of Liability. Consistent with the limitation of shareholder liability as set forth in each Trust's Declaration of Trust or other organizational document, any obligations assumed by any Fund or class thereof, and any agreements related to this Plan shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and shall not constitute obligations of any other Fund or class of shares. All persons having any claim against the Fund, or any class thereof, arising in connection with this Plan, are expressly put on notice of such limitation of shareholder liability, and agree that any such claim shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and such person shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust, class or Fund; nor shall such person seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust.